EF Hutton America, Inc.

77 Water Street, 7th Floor

New York, NY 10005

November 3, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

EF Hutton America, Inc. (formerly EFH Group, Inc.)

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015 and amended on August 28, 2015, September 1, 2015 and

September 21, 2015

Form 10-Q for the Quarterly Period March 31, 2015

Filed May 20, 2015 and amended on May 22, 2015 and September 15, 2015

File o. 000-55175

File No. 000-55175

Dear Sir or Madam:

In response to your comment letter dated October 13, 2015, please note the following additional responses:

General

1.

Please file Form 8-K reporting events under Item 4.02 for

- the apparent error related to the valuation of assets purchased by the company on November 25, 2014; and

- the apparent error in omitting stock compensation expense from your financial statements for the quarterly period ended March 31, 2015.

A Form 8-K and a Form 8-K/A have been filed reporting events under Item 4.02 relating to the apparent error related to the valuation of assets purchase by the company on November 25, 2014 and the apparent error in omitting stock compensation expense from the financial statements for the quarterly period ended March 31, 2015.

2.  Please mark financial statements included in your amended Form 10-K and amended Form 10-Q as “restated” ad provide the disclosures that are required by ASC 250-10-50-7.

When filed, the financial statements included in the amended Form 10-K and amended Form 10-Q will be marked “restated”.  Additionally, the disclosures that are required by ASC 250-10-50-7 will be included.

Form 10-K/A for the Fiscal Year Ended December 31, 2014

Financial Statements

Report of Independent Registered Public Accounting Firm

3.

Please have Michael F. Albanese, CPA revise its report to add an explanatory paragraph regarding the restatements.  Refer to AU Section 508.11.d and 508.18A.  Additionally considering the nature and timing of the restatement to your financial statements, it is not clear what “August 28, 2015 (as Amended)” means in its report and how that dating complies with AU Section 530.

When filed, a revised report shall be included.

4.

Please have Cutler & Co. LLC revise its report to add an explanatory paragraph regarding the change in your presentation of the 2013 financial statements as a result of the Liberty Ventures, Inc. spin off from that originally opined on by them.  Refer to AU Section 508.11.e ad 508.72.  Additionally considering this change in your presentation of the 2013 financial statements from that originally opined on by Cutler & Co. LLC, it is not why Cutler & Co. LLC’s report has retained its original report date.  Refer to AU Section 508.73.

When filed, a revised report shall be included

Notes to Consolidated Financial Statements

Note 6 – Intangible Assets, page 28

5.

Please refer to your responses dated August 6 and 28, 2015.

- Provide us the following for each asset acquired on November 25, 2014 from EFH Wyoming.  By each asset, we mean each significant trademark, license, right, computer programming code, other intellectual property.

- Description of the asset and how it is being used in your business model;

- The value you ascribed to the asset for financial reporting; and

- Why, given that you are not amortizing the asset, you believe that the asset has an infinite useful life as prescribed under ASC 350-30-35.

The only significant asset acquired on November 25, 2014 was the license.

The license relates to the use of the name “EF Hutton” for both domestic and international use.  The EF Hutton name is prominent in the Company’s business model providing financial services.

The value ascribed for the license was $57,970,000 as the insignificant assets were not assigned any specific value.

The license has an infinite use life under ASC 350-30-35 paragraph a. and c.

a.  The expected use of the asset by the entity.  – The license will be used for the entire life of the Company.

c. Legal, regulatory, or contractual provisions that may limit the asset's useful life.  There are no limitations as the license provides for unlimited renewal.

As no factors limit the intangible asset's expected useful life, the asset's life is considered indefinite.

You state in your revised disclosure in Note 1 – Nature of Operations that you valued the assets acquired based on the stock price at the time of purchase.

Please address the following:

- Provide us your computation of the $57,790,000 value of the shares.  Include the number of shares and price per share. – 57,790,000 common shares at $1.00 per share

- Tell us the price per share used and from where you derived it, and whether and, if so, to what extent you adjusted the price for any restrictions on the shares issued. – The $1.00 per share price was derived from the current market price at the time of closing of the asset purchase agreement.

- As previously requested, tell us the nature and the extent of the restrictions on the common and Class B shares issued.  The resale of the common and Class B shares are restricted under Rule 144.  As a result of the transaction, the holders of the common and Class B shares are affiliates of the Company and, as such, are restricted from selling the common and Class B shares for one year.  Thereafter, the holders may only sell during any three-month period 1% of outstanding shares of the same class being sold as the Company is an over-the-counter stock quoted on the OTC QB.

- Provide us a robust explanation as to why you changed the value you ascribed to the acquired assets from being based on an asset appraisal, which result in a value of $157,500,000 as originally reported in your Form 10-K to that based on the value of the shares issued, which resulted in value of $57,970,000 reported in your amended Form 10-K.

The brand assets were originally valued at fair value.  Upon further review, the Company determined that it was more evident that the valuation of the brand assets was at cost rather than fair value.  The consideration for the brand assets was equity, not cash.  ASC 350 -30-35 states that intangible assets acquired individually or as part of a group of assets should be recognized at their cost to the acquiring entity. If the consideration given is other than cash, assets are recognized at their cost or fair value, whichever is more clearly evident.  Due to the insignificant nature of all assets acquired except for the license, the cost was allocated as a group, not individually based on their relative fair values.

- Tell us how the financial statement values you ascribed to individual assets acquired were determined.  As the license is the only significant asset purchase, the individual assets acquired were not ascribed separate values in the financial statements

The Company acknowledges that:

 - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Christopher Daniels

Christopher Daniels

Chief Executive Officer

EF Hutton America, Inc.